FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 8, 2006, regarding the payment of a fourth dividend on the earnings obtained in the 2005 financial year.

Item 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies that as of 1st May next it will pay a fourth dividend on the earnings obtained in the 2005 financial year, for a gross amount of 0.13762 euros per share.

With the payment of this dividend (which will be the final dividend if the proposal to be submitted to the General Shareholders’ Meeting is approved), the total dividend paid on the earnings for the past financial year amounts to 0.41650 euros per share, which is 25% higher than that received in respect of the 2004 financial year.

On Tuesday 2nd May, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 8th February 2006.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 8 , 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President